(STATE STREET(R) LOGO)

David James
Vice President & Managing Counsel
State Street
4 Copley Place CPH 0326
Boston, MA 02116
617-662-1742
617-662-3805 (fax)
djames@statestreet.com

VIA EDGAR CORRESPONDENCE

February 9, 2010

Mr. Vince DiStefano
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:  State Street Institutional Investment Trust (the "Registrant")
     File Numbers: 811-09819; 333-30810
     Preliminary Proxy Statement filed on January 28, 2010 (the "Preliminary Proxy Statement")

Dear Mr. DiStefano:

     I am writing in response to comments you provided telephonically to Brian Poole, Tom Lisi and myself on Monday, February 1, 2010 with respect to the Proxy Statement. The Preliminary Proxy Statement was filed with the Securities and Exchange Commission ("SEC") on January 28, 2010 on Schedule 14A under the Securities Exchange Act of 1934, as amended, on behalf of the State Street Institutional Short-Term Tax Exempt Bond Fund (the "Feeder Fund"), a series of the Registrant. On behalf of the Registrant, we have set out below the Securities and Exchange Commissions (the "SEC") staff's comments on the Preliminary Proxy Statement, along with our responses.

1. COMMENT: Will shareholder expenses increase if Proposal I is approved?

     RESPONSE: The Registrant confirms that advisory/management fees will not increase if Proposal I is approved. The Preliminary Proxy Statement contains disclosure on page 6 which provides shareholders with disclosure on how the proposed sub-adviser is to be compensated. Specifically, the Proxy Statement states:

     For its services under the Sub-Advisory Agreement, SSgA FM, and not the Portfolio, would pay Nuveen a monthly fee at an annual rate equal to one-half of the earned management fee received by SSgA FM under its Investment Advisory Agreement with the Master Trust regarding the Portfolio, as calculated based on

(STATE STREET(R) LOGO)

     the Portfolio's average daily net assets during the period. SSgA FM's earned management fee for a given period is calculated as the advisory fee SSgA FM receives under the Investment Advisory Agreement (0.10%) reduced by the amount of any investment advisory fees that SSgA FM waives during that period.

Although other expenses, unrelated to the management fees, may change from time to time, the Registrant does not expect shareholder expenses to increase as a result of adding a sub-adviser.

2. COMMENT: The Proxy Statement does not describe the impact of broker-non-votes in calculating quorum and/or approval at the shareholder meeting. Please provide disclosure if applicable.

     RESPONSE: The Registrant confirms that no brokers or dealers hold shares of the Feeder Fund as of the record date and believes that broker-non-votes disclosure is not applicable.

3. COMMENT: Is the vote by the Feeder Fund's shareholders binding on the State Street Short-Term Tax Exempt Bond Portfolio (the "Master Portfolio")?

     RESPONSE: As a practical matter, that is the case. The Feeder Fund owns the vast majority of the assets of the Master Portfolio, and the Feeder Fund has agreed to vote its interests in the Master Portfolio in accordance with the instructions of its shareholders.

4. COMMENT: What happens if the Feeder Fund shareholders do not approve Proposal I?

     RESPONSE: If the Feeder Fund shareholders do not approve Proposal I, the Master Portfolio will continue to be managed by SSgA Funds Management, Inc. (the "Adviser") without the assistance of a sub-adviser. The Master Portfolio's Trustees would likely consider whether to take any different action. The Registrant will include this disclosure in the proxy statement.

5. COMMENT: Proposal II requests that shareholder approve an amendment to the existing Investment Advisory Agreement with the Adviser to allow the Adviser to retain a sub-adviser. Is the Registrant also going to be seeking a manager of managers exemption order?

     RESPONSE: The Registrant is not seeking a manager of managers of exemption at this time

     You requested that the Registrant make certain representations concerning the Registration Statement and the response being made to the comments received. These representations are included as an exhibit to this letter.

Very truly yours,


/s/ David James
-------------------------------------
David James
Vice President and Managing Counsel
State Street Bank and Trust Company

(STATE STREET(R) LOGO)

EXHIBIT

February 9, 2010

Mr. Vince DiStefano
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:  State Street Institutional Investment Trust (the "Registrant")
     File Numbers: 811-09819; 333-30810
     Preliminary Proxy Statement filed on January 28, 2010 (the "Preliminary Proxy Statement")

Dear Mr. DiStefano:

In connection with a response being made on behalf of the Registrant to comments you provided with respect to the Preliminary Proxy Statement filed on Schedule 14A for the Registrant on January 28, 2010 ("Proxy Statement"), the Registrant hereby acknowledges that:

     - the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Preliminary Proxy Statement;

     - comments of the staff of the Securities and Exchange Commission ("SEC Staff") or changes to disclosure in response to SEC Staff comments in the Preliminary Proxy Statement reviewed by the staff do not foreclose the Securities and Exchange Commission ("SEC") from taking any action with respect to the Preliminary Proxy Statement; and

     - the Registrant may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

As indicated in the SEC's June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

We hope that the foregoing is responsive to your request made on January 19, 2010. Please do not hesitate to contact the undersigned at 617-662-1742 if you have any questions concerning the foregoing.

Very truly yours,


/s/ David James
-------------------------------------
David James
Vice President and Managing Counsel
State Street Bank and Trust Company